UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                               (AMENDMENT NO. 7)*

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           MAGAL SECURITY SYSTEMS LTD.
                                (Name of Issuer)

                  ORDINARY SHARES, PAR VALUE NIS1.00 PER SHARE
                         (Title of Class of Securities)

                                   M6786D 10 4
                                 (CUSIP Number)

                               Steven J. Glusband
                            Carter, Ledyard & Milburn
                     2 Wall Street, New York, New York 10005
                                 (212) 732-3200
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  April 3, 2008
            --------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

NOTE: Schedules filed in paper format will include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page will be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page will not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but will be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M6786D 10 4

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON:  Mira Mag Inc.

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not Applicable
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
     (a)  [_]
     (b)  [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS:
     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e):      [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION:
     Liberia
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER:
                        0
NUMBER OF          -------------------------------------------------------------
SHARES             8    SHARED VOTING POWER:
BENEFICIALLY            1,485,852*
OWNED BY           -------------------------------------------------------------
EACH               9    SOLE DISPOSITIVE POWER:
REPORTING               0
PERSON WITH        -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER:
                        1,485,852*
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
     1,485,852
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
     14.29%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON:
     CO
--------------------------------------------------------------------------------

----------------------

* Mr. Kirsh, The Eurona Foundation, Ki Corporation Limited and Mira Mag Inc. are the beneficial owners of 1,485,852 ordinary shares of the Issuer. Mira Mag Inc. directly holds 1,485,852 ordinary shares of the Issuer. The Eurona Foundation is Lichtenstein trust controlled by Nathan Kirsh, who is also the trustee of such entity. The Eurona Foundation holds 100% of Ki Corporation Limited. Ki Corporation Limited holds 100% of the shares of Mira Mag Inc. Accordingly, Mr. Kirsh may be deemed to have the sole voting and dispositive power as to the 1,485,852 ordinary shares of the Issuer held by Mira Mag Inc.

CUSIP No. M6786D 10 4

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON:  Ki Corporation Ltd.

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not Applicable
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
     (a)  [_]
     (b)  [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS:
     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e):      [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     LIBERIA
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER:
                        0
NUMBER OF          -------------------------------------------------------------
SHARES             8    SHARED VOTING POWER:
BENEFICIALLY            1,844,787*
OWNED BY           -------------------------------------------------------------
EACH               9    SOLE DISPOSITIVE POWER:
REPORTING               0
PERSON WITH        -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER:
                        1,844,787*
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
     1,844,787
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
     17.74%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON:
     CO
--------------------------------------------------------------------------------

----------------------

* Mr. Kirsh, The Eurona Foundation and Ki Corporation Limited and Mira Mag Inc. are the beneficial owners of 1,485,852 ordinary shares of the Issuer. Mira Mag Inc. directly holds 1,485,852 ordinary shares of the Issuer. The Eurona Foundation is Lichtenstein trust controlled by Nathan Kirsh, who is also the trustee of such entity. The Eurona Foundation holds 100% of Ki Corporation Limited. Ki Corporation Limited holds 100% of the shares of Mira Mag Inc. In addition, Ki Corporation directly holds 358,935 ordinary shares of the Issuer. Accordingly, Mr. Kirsh may be deemed to have the sole voting and dispositive power as to the 1,844,787 ordinary shares of the Issuer held by Ki Corporation and Mira Mag Inc.

CUSIP No. M6786D 10 4

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON:  The Eurona Foundation

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not Applicable
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
     (a)  [_]
     (b)  [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS:
     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e):      [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION:
     Liechtenstein
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER:
                        0
NUMBER OF          -------------------------------------------------------------
SHARES             8    SHARED VOTING POWER:
BENEFICIALLY            1,844,787*
OWNED BY           -------------------------------------------------------------
EACH               9    SOLE DISPOSITIVE POWER:
REPORTING               0
PERSON WITH        -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER:
                        1,844,787*
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
     1,844,787
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
     17.74%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON:
     OO
--------------------------------------------------------------------------------

----------------------

* Mr. Kirsh, The Eurona Foundation, Ki Corporation Limited and Mira Mag Inc. are the beneficial owners of 1,485,852 ordinary shares of the Issuer. Mira Mag Inc. directly holds 1,485,852 ordinary shares of the Issuer. The Eurona Foundation is Lichtenstein trust controlled by Nathan Kirsh, who is also the trustee of such entity. The Eurona Foundation holds 100% of Ki Corporation Limited. Ki Corporation Limited holds 100% of the shares of Mira Mag Inc. In addition, Ki Corporation directly holds 358,935 ordinary shares of the Issuer. Accordingly, Mr. Kirsh may be deemed to have the sole voting and dispositive power as to the 1,844,787 ordinary shares of the Issuer held by Ki Corporation and Mira Mag Inc.

CUSIP No. M6786D 10 4

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON:  Mr. Nathan Kirsh

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not Applicable
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
     (a)  [_]
     (b)  [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS:
     PF, WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e):      [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION:
     Swaziland
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER:
                        346,375
NUMBER OF          -------------------------------------------------------------
SHARES             8    SHARED VOTING POWER:
BENEFICIALLY            1,844,787*
OWNED BY           -------------------------------------------------------------
EACH               9    SOLE DISPOSITIVE POWER:
REPORTING               346,375
PERSON WITH        -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER:
                        1,844,787*
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
     2,191,162
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
     21.08%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON:
     IN
--------------------------------------------------------------------------------

----------------------

* Mr. Kirsh, The Eurona Foundation, Ki Corporation Limited and Mira Mag Inc. are the beneficial owners of 1,485,852 ordinary shares of the Issuer. Mira Mag Inc. directly holds 1,485,852 ordinary shares of the Issuer. The Eurona Foundation is Lichtenstein trust controlled by Nathan Kirsh, who is also the trustee of such entity. The Eurona Foundation holds 100% of Ki Corporation Limited. Ki Corporation Limited holds 100% of the shares of Mira Mag Inc. In addition, Ki Corporation directly holds 358,935 ordinary shares of the Issuer. Accordingly, Mr. Kirsh may be deemed to have the sole voting and dispositive power as to the 1,844,787 ordinary shares of the Issuer held by Ki Corporation and Mira Mag Inc.

     This Amendment No. 7 to the Statement on Schedule 13D dated July 24, 2003 (the Schedule 13D"), as last amended on April 24, 2008, is being filed to amend a typographical error in Item 3. of Amendment No.6 to the Schedule 13D.

     Amendment No. 6 to the Statement on Schedule 13D dated April 24, 2008, was filed to report the purchase by Ki Corporation Limited ("Ki Corporation") of an aggregate of 277,561 ordinary shares, NIS 1.0 par value, (the "Ordinary Shares") of Magal Security Systems, Ltd., an Israeli corporation, (the "Issuer"), a company organized under the laws of the State of Israel, whose principal executive offices are located at 17 Altalef Street, Yahud Industrial Zone, 56100, Israel.

     Ki Corporation paid approximately $1,820,697 for all of the 277,561 Ordinary Shares of the Issuer purchased by it from January 10, 2008 through April 23, 2008, and not for 81,374 Ordinary Shares of the Issuer as was indicated in Amendment No. 6.

ITEM 2. IDENTITY AND BACKGROUND

     ITEM 2 OF THIS STATEMENT IS HEREBY AMENDED AND RESTATED TO READ IN ITS ENTIRETY AS FOLLOWS:

     This statement is being filed by Mr. Nathan Kirsh, The Eurona Foundation (the "Foundation"), Ki Corporation and Mira Mag Inc., ("Mira Mag").

     Mr. Nathan Kirsh is an independent investor. Mr. Kirsh has served as a director of the Issuer since 1984, as a trustee of the Foundation since its incorporation and as a director of Mira Mag since its incorporation in 1984. Mr. Kirsh's business address is c/o Kirsh Holdings Ltd. Development House, Swazi Plaza, Mbabane, Swaziland.

     The Foundation is a trust organized in Liechtenstein. The Eurona Foundation is an entity controlled by Nathan Kirsh, the trustees of which are Prinz Michael von Liechtenstein and Nathan Kirsh. The principal business office of the Foundation is Altenbach 8, P. O. Box 339, FL 9490 Vaduz, Liechtenstein.

     Ki Corporation is a holding company, incorporated under the law of the state of Liberia. 100% of the shares of Ki Corporation are held by the Foundation. The business address of Ki Corporation is c/o 4th Floor, Liqhaga House, Nkoseluhlaza Street. Ki Corporation's directors are Messrs. Nathan Kirsh, Philip William Kirsh and Paul Jonathan Friedlander and Mrs. Myra Anne Salkinder.

     Mira Mag is a holding company, incorporated under the law of the state of Liberia. 100% of the shares of Mira Mag are held by Ki Corporation The business address of Mira Mag is c/o International Trust Company of Liberia, 80 Broad Street, City of Monrovia, County of Montserrado, Republic of Liberia. Mira Mag's directors are Messrs. Nathan Kirsh, Stanley Fleishman and Jacob Even Ezra.

     During the last five years, neither Mr. Kirsh, the Foundation, Ki Corporation or Mira Mag, nor any of the trustees of the Foundation or the directors and executive officers of Ki Corporation and Mira Mag, listed on
Schedule 1 hereto, has been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     ITEM 3 OF THIS STATEMENT IS HEREBY AMENDED TO ADD THE FOLLOWING:

     From January 10, 2008 through April 23, 2008, Ki Corporation purchased an aggregate of 277,561 ordinary shares of the Issuer in a series of transactions. The aggregate purchase price for such 277,561 ordinary shares was approximately $1,820,697 all of which amount was paid by Ki Corporation from its working capital.

ITEM 4. PURPOSE OF TRANSACTION

     ITEM 4 OF THIS STATEMENT IS HEREBY AMENDED TO ADD THE FOLLOWING:

     (C) The 277,561 ordinary shares purchased by Ki Corporation during the period from January 10, 2008 through April 23, 2008 were purchased for portfolio investment purposes. Mr. Nathan Kirsh, the Foundation, Ki Corporation and Mira Mag currently do not have any plan or proposal, which relates to or would result in:

          (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

          (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries;

          (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

          (d) any change in the present board of directors or management of the Issuer, including any plan or proposal to change the number or term of directors or to fill any existing vacancies on the board;

          (e) any material change in the present capitalization or dividend policy of the Issuer;

          (f) any other material change in the Issuer's business or corporate structure;

          (g) changes in the Issuer's charter or by-laws or other actions which may impede the acquisition of control of the Issuer by any person;

          (h) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

          (j) any action similar to any of those enumerated above.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     ITEM 5 OF THIS STATEMENT IS HEREBY AMENDED AND RESTATED TO READ IN ITS ENTIRETY AS FOLLOWS:

     (A) Mr. Kirsh is the holder of 346,375 ordinary shares of the Issuer, or approximately 3.33 % of the 10,396,548 ordinary shares of the Issuer's issued and outstanding shares as of April 24, 2008.

Mr. Kirsh, the Foundation and Ki Corporation are the beneficial holders of 705,310 ordinary shares of the Issuer, or approximately 6.78 % of the 10,396,548 ordinary shares of the Issuer's issued and outstanding shares as of April 24, 2008.

     Mr. Kirsh, the Foundation, Ki Corporation and Mira Mag are the beneficial holders of 2,191,162 ordinary shares of the Issuer, or approximately 21.08 % of the 10,396,548 ordinary shares of the Issuer's issued and outstanding shares as of April 24, 2008.

     (B) Mr. Kirsh has sole power to vote or direct the vote and the sole power to dispose or direct the disposition of the 346,375 ordinary shares currently held by him.

     Mr. Kirsh, the Foundation and Ki Corporation have shared power to vote or direct the vote and the shared power to dispose or direct the disposition of the 705,310 ordinary shares currently beneficially owned by Mr. Kirsh, the Foundation and Ki Corporation.

     Mr. Kirsh, the Foundation, Ki Corporation and Mira Mag have shared power to vote or direct the vote and the shared power to dispose or direct the disposition of the 2,191,162 ordinary shares currently beneficially owned by Mr. Kirsh, the Foundation, Ki Corporation and Mira Mag.

     (C) The following table sets forth all the transactions in the ordinary shares of the Issuer effected by Ki Corporation since January 10, 2008. All such transactions were open market purchases effected on the Tel Aviv Stock Exchange and on the NASDAQ National Market.

Date of Purchase by               Number of
  Ki Corporation                Ordinary Shares        Price Per Share*
-------------------             ---------------        ----------------
January 11, 2008                     4,050                 $5.85
January 15, 2008                    13,000                 $6.20
January 16, 2008                     2,500                 $6.07
January 17, 2008                     5,900                 $6.01
January 18, 2008                     7,000                 $5.64
January 22, 2008                     6,084                 $5.35
January 23, 2008                     8,300                 $5.36
January 25, 2008                     4,600                 $5.55
January 28, 2008                     4,600                 $5.73
January 29, 2008                    11,000                 $5.96
March 13, 2008                       2,080                 $6.40
March 14, 2008                       6,480                 $6.98
March 20, 2008                       2,240                 $6.84
March 25, 2008                       2,480                 $6.98
March 26, 2008                       1,040                 $6.91
March 26, 2008                       2,480                 $6.96
March 28, 2008                       2,400                 $6.97
March 31, 2008                       4,560                 $6.95
April 1, 2008                        1,840                 $6.98
April 2, 2008                        1,520                 $6.94
April 3, 2008                       40,000                 $6.80
April 7, 2008                          560                 $6.95
April 8, 2008                       36,564                 $6.94
April 9, 2008                       40,000                 $6.83
April 11, 2008                      22,800                 $6.87
April 18, 2008                      24,000                 $6.58
April 22, 2008                      17,083                 $6.53
April 23, 2008                       2,400                 $6.54

-------------------

     * Does not include broker's commissions.

     Except for such transactions, Mr. Kirsh, the Foundation, Ki Corporation and Mira Mag have not effected any transactions in the ordinary shares since January 10, 2008.

     (D) No person other than Mr. Kirsh, the Foundation, Ki Corporation and Mira Mag, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported above in this Item 5.

     (E) Not applicable.

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned hereby certify that the information set forth in this Statement is true, complete and correct.

Date: April 25, 2008

                                                     /s/ Nathan Kirsh
                                                     ----------------
                                                     Mr. Nathan Kirsh

                                                     THE EURONA FOUNDATION

                                                     /s/ Nathan Kirsh
                                                     ----------------
                                                     By: Nathan Kirsh
                                                     Title: Trustee

                                                     KI CORPORATION LTD.

                                                     /s/ Nathan Kirsh
                                                     ----------------
                                                     By:  Nathan Kirsh
                                                     Title: Director

                                                     MIRA MAG INC.

                                                     /s/ Nathan Kirsh
                                                     ----------------
                                                     By:  Nathan Kirsh
                                                     Title: Director

                                                                      SCHEDULE 1

                    LIST OF TRUSTEES OF THE EURONA FOUNDATION

NAME

Prinz Michael von Liechtenstein

Nathan Kirsh

       LIST OF DIRECTORS AND EXECUTIVE OFFICERS OF KI CORPORATION LIMITED

NAME

Nathan Kirsh

Philip William Kirsh

Paul Jonathan Friedlander

Myra Anne Salkinder

            LIST OF DIRECTORS AND EXECUTIVE OFFICERS OF MIRA MAG INC.

NAME

Nathan Kirsh

Stanley Fleishman

Jacob Even Ezra.